September 17, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attn: Morgan Youngwood and Stephen Krikorian

Re: NEXSTAR MEDIA GROUP, INC.

Form 10-K for the fiscal year ended December 31, 2023

Form 8-K filed February 28, 2024

Response dated April 12, 2024

File No. 000-50478

Dear Messrs. Youngwood and Krikorian:

On behalf of Nexstar Media Group, Inc. (“Nexstar,” “Company,” “we,” “us” or “our”) please find below Nexstar’s responses to the comment letter dated August 6, 2024 (the “Letter”) from the Staff regarding Nexstar’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and Current Report on Form 8-K filed on February 28, 2024.

The numbered paragraphs below set forth the Staff’s comments from the Letter, followed by our responses thereto.

Form 8-K filed February 28, 2024; Reconciliation of Adjusted EBITDA (Non-GAAP Measure), page 8

1.
Your response to prior comment 1 states that the non-GAAP adjustment to exclude the amortization of basis difference for your equity method investments does not have the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP. Please clarify this statement as FASB ASC 323-10-35 appears to require an investor to include amortization expense for basis differences between its cost and underlying equity in the net assets of an investee as part of the recognition of its share of earnings or losses. In addition, please further explain your statement that the amortization amount is not reflective of normal course ordinary operations.

Response: We respectfully acknowledge the Staff’s comment. We note that while the “basis difference amortization” is included in the recognition of our share of the investee’s earnings or losses, such amortization also appears as a separate accounting adjustment, as described in FASB ASC 323-10-35-5, from the recognition of share in an investee’s reported earnings or losses, as described in FASB ASC 323-10-35-4. We believe the exclusion of amortization of basis difference from our Adjusted EBITDA does not a represent a “tailored accounting” as that term is discussed in Compliance and Disclosure Interpretation Question 100.04 because the adjustment does not have the effect of changing the recognition principles required to be applied in FASB ASC 323-10-35-4. We also believe the exclusion of amortization of basis difference from our Adjusted EBITDA is not misleading because it is attributable to depreciable and amortizable assets of our investees.

Since our definition of Adjusted EBITDA excludes depreciation and amortization, we exclude the amortization of basis difference that is attributable to the depreciable and amortizable assets of our investees.

The “amortization expense for basis differences” is reflective of only the book or accounting amortization of basis that Nexstar assigned to its interest. By definition, this amount is not part of the normal ordinary course operations of the investee.

Form 8-K filed February 28, 2024; Reconciliation of Free Cash Flow (Non-GAAP Measure), page 10

2.
Your response to prior comment 2 states that changes in working capital are not deducted from Adjusted Free Cash Flow. Please clarify this statement as changes in operating assets and liabilities, net of acquisitions and dispositions appear to be eliminated in your reconciliation of this non-GAAP measure.

Response: Our prior response was meant to convey that changes in operating assets and liabilities, net of acquisitions and dispositions are not included in the definition of Adjusted Free Cash Flow.

3.
We note your response to prior comment 3. Please further explain why your Adjusted Free Cash Flow measure is adjusted upward by the amount related to the reduced accounts receivable balance in the special purpose entity. In addition, please clarify whether the gross “ordinary course” distribution referred to in your response represents cash generated by the business that can be available for use in your ongoing operations.

Response: We respectfully acknowledge the Staff’s comment. We will eliminate this adjustment from our calculation of Adjusted Free Cash Flow. Instead, we will denote these amounts in a footnote or a supplemental information table.

4.
In response to prior comment 4, you state that you reflect The CW’s programming expense in the period in which The CW generates its revenue rather than the timing of the cash payments related to this programming expense in your calculation of Adjusted Free Cash Flow. Please revise to remove this adjustment or explain why it is appropriate to include an accrual-basis amount in a non-GAAP liquidity measure.

Response: We respectfully acknowledge the Staff’s comment. We will eliminate the adjustments for CW payments for broadcast rights and CW amortization of broadcast rights described in our prior response from our calculation of Adjusted Free Cash Flow.

5.
We note from your response to prior comment 5 that the purpose of the adjustment for changes in income tax payable is to reflect the full cash taxes paid in Adjusted Free Cash Flow. Please tell us why Adjusted Free Cash Flow appears to eliminate all other changes in operating assets and liabilities other than changes in income tax payable.

Response: We took the approach described in your comment simply to streamline the disclosure for the reconciliation. On our statement of cash flows “change in operating assets and liabilities, net of acquisitions and dispositions” is composed of seven separate line items ( (i) accounts receivable, (ii) prepaid and other current assets, (iii) other noncurrent assets, (iv) accounts payable, (v) accrued expenses and other current liabilities, (vi) income tax payable, and (vii) other noncurrent liabilities). Instead of having a line item in our reconciliation for each of these, we felt it was clearer to make one adjustment for the total of these items and then adjust back out the changes in income tax payable.

6.
Your response to prior comment 6 explains that the adjustment for pension and other postretirement plans credit, net is reflective of the excess of expected return on plan assets over the interest cost on pension benefit obligations which is not a source of liquidity. Please tell us why it is necessary to eliminate this non-cash item in a non-GAAP measure reconciled from Net cash provided by operating activities.

Response: Because we have now defined Adjusted Free Cash Flow as a liquidity measure, we are excluding items that do not provide liquidity to the Company. The pension credit amount only reduces the pension liability on the balance sheet, it does not provide a source of liquidity for the Company.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned by telephone at (972) 764-6701 or the Company’s counsel, Kirkland & Ellis LLP, Joshua N. Korff at (212) 446-4943 or Christina M. Thomas at (202) 389-3145.

Very truly yours,

Nexstar Media Group, Inc.

By:	/s/ Lee Ann Gliha
By: Lee Ann Gliha
Title: Chief Financial Officer

cc:
Joshua N. Korff
Christina M. Thomas
Kirkland & Ellis LLP